

August 6, 2014

Via E-mail
Mr. Suren Ajjarapu
Chief Executive Officer
Trxade Group, Inc.
17537 Darby Lane
Lutz, FL 33558

> **Re:** **Trxade Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 24, 2014**
> **File No. 000-55218**

Dear Mr. Ajjarapu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

1. We note the revised disclosure in response to comment 1 in our letter dated July 7, 2014. Please explain how Trxade Nevada shareholders came to hold 28,830,000 shares of XCEL common stock and 670,000 shares of XCEL Series A Preferred Stock. In that regard, we note that on page F-10 you disclose that 28,800,000 shares of XCEL common stock were issued to Trxade Nevada shareholders in the merger. We also note that Section 5 of the Merger and Reorganization Agreement between Xcellink International, Inc. and Trxade Group, Inc. provides that there were 29,200,000 shares of Trxade Nevada common stock outstanding and 525,000 shares of Trxade Nevada Series A Preferred Stock outstanding prior to the merger.

2. We note the disclosure added in response to comment 4 in our letter dated July 7, 2014. Please supplementally advise us of the basis for your statement that Pinnacle Tek offers

IT services to some of the nation's top healthcare providers and payers, including the names of such providers and payers.

Results of Operations, page 19

3.   We note the revised disclosure in response to comment 9 in our letter dated July 7, 2014. Please reconcile your disclosure regarding the decrease in cost of sales from 2012 to 2013 with the tabular disclosure which shows an increase in cost of sales from 2012 to 2013.

Properties, page 21

4.   We note the disclosure added to page 21 in response to comment 10 in our letter dated July 7, 2014. Please reconcile your disclosure on page 21 that Westminster uses RxTPL as its logistics partner to receive, warehouse and ship the pharmaceuticals purchased by Westminster with your disclosure on page 10 that you have a relationship with Health Warehouse to provide logistical services, including warehousing, packaging and shipping. Please file any agreement with your logistics partner as an exhibit to the Form 10 or advise us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 26

5.   We reissue comment 16 in our letter dated July 7, 2014. Please revise to disclose all the information required by Item 404 of Regulation S-K for the related party loans disclosed in Note 3 on page F-10 and in Note 2 on page F-18, or advise us why you believe such disclosure is not required. In doing so, please provide all the information required by Item 404(a)(5) of Regulation S-K, including for the loans from Mr. Patel and Mr. Ajjarapu currently disclosed in this section.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Income (loss) Per Share, page F-9

6.   We have reviewed your response to comment 22 in our letter dated July 7, 2014 noting that it does not appear to address our comment. Based on the description of the preferred stock on page 29, it appears your preferred stock participates with the common stock on an as-converted basis for dividends or similar distributions. In addition, preferred stock holders will vote together with the common stock holders and not as a separate class. Please tell us how you determined the preferred stock is not a participating security that should be accounted for in your basic and diluted earnings per share calculation under the guidance in FASB ASC 260-10-45-59A

through 45-70. Please also cite the specific authoritative literature you utilized to
support your accounting treatment.

Note 4 – Reverse Merger, page F-10

7.   We have reviewed your response to comment 24 in our letter dated July 7, 2014
noting it does not address our comment in its entirety. Please provide us with a
detailed discussion of how Trxade Group, Inc. was capitalized, including the capital
structure of this entity prior to its merger with Trxade, Inc. in May 2013. In addition,
your response that Trxade Group, Inc. was formed in May 2013 appears to be
inconsistent with your disclosure on page 3 which states Trxade Group, Inc. was
formed in August 2010. Please clarify or revise.

8.   We have reviewed your response to comment 28 in our letter dated July 7, 2014
noting it does not appear to address our comment in its entirety. Please provide us
with a detailed discussion of the terms of the transaction. In addition, please provide
the disclosures required by FASB ASC 805-10-50.

9.   We have reviewed your response to comment 29 in our letter dated July 7, 2014
noting it does not appear to address our comment in its entirety. Please provide us
with a detailed discussion of the terms of the transaction. In addition, please provide
the disclosures required by FASB ASC 805-10-50.

10.   We have reviewed your response to comment 30 in our letter dated July 7, 2014
noting it does not appear to address our comment in its entirety. Please provide us
with a detail discussion of how Westminster Pharmaceuticals LLC was capitalized.

Consolidated Statements of Operations for Three Months Ended March 31, 2014 and 2013, page F-15

11.   You disclose 24,160,000 basic and diluted weight average common shares
outstanding in the three months ended March 31, 2013. Please tell us your
calculation of this amount given 28,300,000 shares were issued in May 2013.

Consolidated Statement of Cash Flows, page F-16

12.   It appears your consolidated statement of cash flows has been restated based on
comment 20 in our letter dated July 7, 2014. Please provide the disclosures required
by FASB ASC 250-10-50-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Via E-mail
        Lawrence Schnapp, Esq.
        TroyGould PC